*FOIA Confidential Treatment Request* Confidential Treatment Requested by Datadog, Inc. in connection with Registration Statement on Form S-1 filed on August 23, 2019

NICOLE C. BROOKSHIRE +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

September 3, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Edwin Kim, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Eiko Yaoita Pyles, Staff Accountant

RE:	Datadog, Inc.

Registration Statement on Form S-1

Filed on August 23, 2019

File No. 333-233428

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with this letter in response to oral comments received from the Staff on August 30, 2019. This letter supplements the Company’s prior letter, dated August 29, 2019 (the “Prior Letter”), setting forth information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-233428), filed with the Commission on August 23, 2019 (the “Registration Statement”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2357 rather than rely on the U.S. mail for such notice.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission September 3, 2019 Page Two

Valuation of July and August 2019 Grants

As previously communicated in the Prior Letter, the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its IPO, which takes into account a proposed [***]-for-1 forward stock split of the Company’s capital stock (the “Stock Split”).

The Company granted options to purchase [***] shares and [***] shares of common stock on July 19, 2019 and August 20, 2019, respectively, with an exercise price of $[***] per share (in each case, after giving effect to the Stock Split). The Company respectfully refers the Staff to the Prior Letter for a discussion of the determination of the fair market value per share of the Company’s common stock.

For financial reporting purposes, in connection with the current IPO process and due to the proximity of the July and August 2019 grants to the determination of the Preliminary IPO Price Range, the Company has determined to retrospectively assess the fair value of the Company’s common stock in connection with such grants and determined a deemed fair value per share for financial accounting purposes of $[***] and $[***], respectively (after giving effect to the Stock Split).

Based on this estimated retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect that the aggregate amount of stock-based compensation expense for those awards issued after June 30, 2019 is approximately $[***], which is expected to be recognized over a weighted-average requisite service period of approximately four years.

*   *   *   *   *

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission September 3, 2019 Page Three

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Eric Jensen, Cooley LLP

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83